UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common stock, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 5876H105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weili Dai

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 43,114,356 shares*

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 43,114,356 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,114,356 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person (See Instructions) IN

*Reporting Person shares dispositive and voting control over the following shares:

1.	15,086,900 shares directly owned by Reporting Person;
2.	15,086,900 shares directly owned by Reporting Person’s spouse, Dr. Sehat Sutardja (these shares are indirectly owned by Reporting Person);
3.	10,900,000 shares owned by The Sutardja Family Partners, a California family limited partnership (these shares are indirectly owned by Reporting Person);
4.	716,666 derivative securities directly owned by Reporting Person and exercisable on or at March 1, 2005;
5.	1,141,666 derivative securities directly owned by Reporting Person’s spouse, Dr. Sehat Sutardja and exercisable on or at March 1, 2005 (these securities are indirectly owned by Reporting Person); and
6.	182,224 shares directly owned by Reporting Person and her spouse, Dr. Sehat Sutardja.

(Share balances are from SEC Form 4 filed on October 5, 2004.)

Item 1.
	(a)	Name of Issuer Marvell Technology Group Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Marvell Technology Group Ltd. Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda

Item 2.
	(a)	Name of Person Filing Weili Dai
	(b)	Address of Principal Business Office or, if none, Residence Marvell Semiconductor, Inc. 700 First Avenue Sunnyvale, CA 94089
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common stock, par value $0.002 per share
	(e)	CUSIP Number G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 43,114,356 shares.*
	(b)	Percent of class: 15.7%.
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0 shares.
	(ii)	Shared power to vote or to direct the vote 43,114,356 shares. *
	(iii)	Sole power to dispose or to direct the disposition of 0 shares.
	(iv)	Shared power to dispose or to direct the disposition of 43,114,356 shares. *
*Reporting Person shares dispositive and voting control over the following shares:

	1.	15,086,900 shares directly owned by Reporting Person;
	2.	15,086,900 shares directly owned by Reporting Person’s spouse, Dr. Sehat Sutardja (these shares are indirectly owned by Reporting Person);
	3.	10,900,000 shares owned by The Sutardja Family Partners, a California family limited partnership (these shares are indirectly owned by Reporting Person);
	4.	716,666 derivative securities directly owned by Reporting Person and exercisable on or at March 1, 2005;
	5.	1,141,666 derivative securities directly owned by Reporting Person’s spouse, Dr. Sehat Sutardja and exercisable on or at March 1, 2005 (these securities are indirectly owned by Reporting Person); and
	6.	182,224 shares directly owned by Reporting Person and her spouse, Dr. Sehat Sutardja.

(Share balances are from SEC Form 4 filed on October 5, 2004.)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005.
Date
/s/ Weili Dai
Signature
Weili Dai/Executive Vice President
Name/Title